SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

[Retirement Income Escalator II]

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date as shown on the Contract Specifications. Except as stated in this rider, it is subject to the provisions contained in the Contract.

DEFINITIONS

Account:  the Accumulation Account as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Anniversary:  the same date each year as the Rider Date with the first Account Anniversary being one year from the Rider Date.

Account [Quarter]:  a [three-month] period with the first Account [Quarter] beginning on the Rider Date.

Account Value:  the Accumulation Account Value as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Year:  each consecutive 12-month period from the Rider Date.

Annual Withdrawal Amount:  an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base beginning on the Coverage Date.

Bonus Base:  the amount used to calculate any bonus amounts during the Bonus Period. It is equal to the initial Purchase Payment and is increased for additional Purchase Payments and step-ups, and decreased for Early Withdrawals and Excess Withdrawals.

Bonus Period:   a [ten] year period beginning on the Rider Date.

Coverage Date:  the Rider Date if the Owner is at least age [59] on the Rider Date, otherwise the first Account Anniversary after the Owner attains age [59].

Designated Funds:  any Sub-account or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  any withdrawal taken prior to the Coverage Date.

Excess Withdrawal:  any withdrawal taken after the Coverage Date that exceeds the Annual Withdrawal Amount or the required minimum distribution amount, if higher.

Lifetime Withdrawal Percentage:  a percentage that is initially determined based on the Owner’s attained age at the time of the first withdrawal on or after the Coverage Date.

Owner:  except as otherwise specifically noted under the “Joint-Life Coverage” section below, the term “Owner” refers to  the oldest Owner; in the case of a non-natural Owner, the term “Owner” refers to the oldest Annuitant.

Highest [Quarterly] Value:  the amount used to calculate step-up values as described in the Step-Up Feature of this rider. It is the highest Account Value at the end of each Account [Quarter] during the one-year period ending on the then current Account Anniversary.

Withdrawal Benefit Base:  the amount used to calculate the Annual Withdrawal Amount and the rider fee.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each year as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Withdrawal Amount and is described below.

How the Annual Withdrawal Amount is Determined
The Annual Withdrawal Amount is first determined when the first withdrawal is taken after the Coverage Date and then on each subsequent Account Anniversary. The Annual Withdrawal Amount equals the Lifetime Withdrawal Percentage multiplied by the Withdrawal Benefit Base. The Lifetime Withdrawal Percentage is determined based on the Owner’s attained age in accordance with the following table:

Owner’s Age	Lifetime Withdrawal Percentage
[59 - 69	[5%
70 – 79	6%
80 and older]	7%]

If a step-up occurs as described in the Step-Up Feature section below, then the Lifetime Withdrawal Percentage will be that percentage which coincides with the attained age of the Owner at the time of step-up.

The Annual Withdrawal Amounts are not cumulative. If less than the Annual Withdrawal Amount is withdrawn in any one Account Year, then the unused portion of the Annual Withdrawal Amount may not be added to withdrawals made in future Account Years.

How the Withdrawal Benefit Base is Determined
On the Rider Date, the Withdrawal Benefit Base is equal to the initial Purchase Payment. After the Rider Date, the Withdrawal Benefit Base is:

•	decreased following any Early Withdrawals;
•	decreased following any Excess Withdrawals;
•	increased by any step-ups as described in the Step-Up Feature section below;
•	increased by any subsequent Purchase Payments made during the [first] year following the Rider Date; and
•	increased by the amount of any bonus.

If the Account Value is equal to zero for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Withdrawal Benefit Base is greater than zero, then the Withdrawal Benefit Base will not be reduced. The Contract will then terminate and the Owner will receive annual payments equal to the Lifetime Withdrawal Percentage multiplied by the amount of the Withdrawal Benefit Base.

These payments will continue for as long as the Owner lives. If the Owner elected joint-life coverage, these payments will continue as long as either the Owner or their spouse lives.

Purchase Payments
Additional Purchase Payments may NOT be made after the [first] year following the Rider Date.

Withdrawals
All withdrawals will reduce the Account Value and are subject to withdrawal charges if they are in excess of the greatest of the Annual Withdrawal Amount, the Contract free withdrawal amount or any minimum distribution amount required under the Internal Revenue Code.

Early Withdrawals
Early Withdrawals will reduce the Bonus Base, the Withdrawal Benefit Base, and the Account Value. When an Early Withdrawal is taken, the Bonus Base and the Withdrawal Benefit Base will each be reduced in the same proportion as the amount withdrawn reduces the Account Value. The new Bonus Base and the new Withdrawal Base will be set on the valuation day of the withdrawal.

Excess Withdrawals
Excess Withdrawals taken will not be subject to withdrawal charges unless they exceed the greatest of the Contract's free withdrawal amount, the Annual Withdrawal Amount or any minimum distribution amount required under the Internal Revenue Code. If more than the higher of these amounts is withdrawn in any one Account Year, then the Bonus Base and the Withdrawal Benefit Base will be reduced in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount.

At the time of Excess Withdrawal, the Annual Withdrawal Amount is set to zero for the remainder of that Account Year.

If the Account Value is equal to zero due to an Early Withdrawal or Excess Withdrawals, the Contract and this rider will be cancelled.

Withdrawals that do not exceed the Annual Withdrawal Amount in an Account Year will not reduce the Bonus Base or Withdrawal Benefit Base.

Currently, any withdrawal in excess of the Annual Withdrawal Amount that is taken to satisfy IRS required minimum distributions will not be treated as an Excess Withdrawal, and will not reduce the Withdrawal Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Withdrawal Amount as an Excess Withdrawal, which may significantly reduce the Withdrawal Benefit Base.

Rider Fee
While this rider is in effect, a fee will be deducted from the Account Value on the last valuation day of each Account [Quarter]. The rider fee is equal to the rider fee rate multiplied by the Withdrawal Benefit Base on the last valuation day of each Account [Quarter].

On the Rider Date, the Withdrawal Benefit Base is equal to the initial Purchase Payment. If any subsequent Purchase Payments are made during the [first year] following the Rider Date, then the Withdrawal Benefit Base will increase by the amount of the Purchase Payment on the date it is received.

If an Excess Withdrawal is taken, then the Withdrawal Benefit Base on that date will be reduced in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Withdrawal Amount.

If an Early Withdrawal is taken, then the Withdrawal Benefit Base on that date will be reduced in the same proportion as the amount withdrawn reduces the Account Value.

The rider fee will continue to be deducted until the earliest of the Annuity Commencement Date, the Account [Quarter] on or next following the date the Account Value equals zero, or upon cancellation of this rider.

Bonus Feature
If a withdrawal is not taken in any Account Year during the Bonus Period, then a bonus amount equal to [7%] of the Bonus Base will be added to the Withdrawal Benefit Base at the [end of each Account Year] during the Bonus Period. However, if this amount is less than the step-up amount the Owner would receive as described in the Step-Up Feature section below, then the Withdrawal Benefit Base will instead be increased by the step-up amount.

When a step-up occurs, the current Bonus Period ends and a new Bonus Period starts on the date of such step-up.

If a withdrawal is taken in any Account Year during the Bonus Period, then a bonus amount will not be added to the Annual Withdrawal Amount during that year.

Step-Up Feature
On [each Account Anniversary] prior to the Annuity Commencement Date, the Company will compare the Withdrawal Benefit Base (including any bonus amount) to the Highest [Quarterly] Value during the prior Account Year. If the Highest [Quarterly] Value is greater than the Withdrawal Benefit Base, then the Company will automatically step-up the Withdrawal Benefit Base and the Bonus Base each to an amount equal to the Highest [Quarterly] Value.

If the amount of step-up during the Bonus Period is less than [7%] of the Bonus Base, a step-up will not apply. Instead, the Withdrawal Benefit Base will be increased as described in the Bonus Feature section described above.

After a step-up, the Annual Withdrawal Amount will be equal to the Lifetime Withdrawal Percentage multiplied by the new Withdrawal Benefit Base.

The Company retains the right to increase the rider fee rate at the time of step-up. Any step-up will automatically occur unless a rider fee rate increase is applicable. If a rider fee rate increase is applicable, then the Company will send advance notice to the Owner. The Owner's prior written consent to accept the higher rider fee rate increase must be received by the Company before a step-up will occur. If the Owner chooses not to step-up, then the Bonus Period will not be extended.

A step-up will not be allowed if the Account Value is higher than [$5,000,000]. For purposes of determining the [$5,000,000] limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
While this rider is in effect, the entire Account Value must be allocated to one or more of the Designated Funds. The value of the Designated Funds will be automatically rebalanced at the end of each Account [Quarter] to the allocation percentages elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts and to limit the percentages that may be allocated to the Designated Funds. Unless otherwise provided, any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company reserves the right to require that all Account Values be allocated to the Designated Funds then available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Joint-Life Coverage
The Owner has the option of electing this rider with single-life coverage or, for a higher rider fee rate, with joint-life coverage. Joint-life coverage is available only if the Owner and sole primary Beneficiary are spouses.  If joint-life is elected then the term Owner refers to the younger spouse. Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract. A co-owned Contract must be owned by spouses. Single-life coverage provides an Annual Withdrawal Amount for as long as the Owner is alive. Joint-life coverage provides an Annual Withdrawal Amount for as long as either the Owner or the Owner’s spouse is alive. If joint-life coverage is elected, the benefits made available under this rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Date. Once elected, the Owner may not switch between single-life and joint-life coverage. With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Date) cease to be the sole primary Beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage. Under these circumstances, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Death of Owner
If single-life coverage was selected, at the death of any Owner, then this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (“spousal continuation”), then the spouse may have the additional option of electing a new rider on the original Contract assuming that the rider is available at the time of election. If the surviving spouse makes such election then:

•	the new Account Value and new Withdrawal Benefit Base will both be set equal to the Death Benefit; and
•	the rider fee rate will be the then current rider fee rate on that dates; and
•	upon death of the surviving spouse, this rider ends.

If joint-life coverage was selected and one of the Owners dies, then this rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (“spousal continuation”).  In such case:

•	the new Account Value will be the Death Benefit; and
•	the rider fee rate applicable immediately prior to the Owner’s death will continue to the surviving spouse; and
•	the Withdrawal Benefit Base will remain unchanged until the next Account Anniversary when a step-up could apply due to an increase in Account Value. See the “Step-Up Feature” section above; and
•	the Bonus Period will continue and remain unchanged; and
•
if withdrawals have not yet been taken, the Lifetime Withdrawal Percentage will be based on the age the younger spouse attains (or would have attained) on the date of the first withdrawal after the Coverage Date; and

•	if withdrawals have already been taken, the Lifetime Withdrawal Percentage will not change; and
•	upon death of the surviving spouse, this rider ends.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both end.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

What Happens on the Annuity Commencement Date
If the Account Value is greater than zero on the Annuity Commencement Date, then the Owner may elect to:

1.	surrender the Contract and receive the Cash Surrender Value;
2.	annuitize the Account Value under one of the then currently available Annuity Options; or
3.
annuitize the Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Rider Date and is still in effect) with an annualized annuity payment of not less than the Annual Withdrawal Amount that would have been payable immediately prior to the maximum Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

If the Account Value is equal to zero for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Withdrawal Benefit Base is greater than zero on or before the Annuity Commencement Date, then the Owner will receive annual payments equal to the full Annual Withdrawal Amount until the Owner’s death.

All other Contract benefits, including death benefits, terminate on the Annuity Commencement Date.

Cancellation of this Rider
Cancellation of this rider will occur upon the earliest of:

•	the date we approve the Owner’s request to cancel this rider;
•	the date a Purchase Payment is allocated other than to a Designated Fund;
•	the date any portion of the Account Value allocated in a Designated Fund is transferred other than to a Designated Fund;
•	the date the Withdrawal Benefit Base equals zero as a result of an Early Withdrawal or Excess Withdrawal;
•	a change of ownership of the Contract except in the case of a non-natural Owner;
•	the Annuity Commencement Date under the Contract; or
•	termination of the Contract.

[[Missing Graphic Reference]
Robert C. Salipante
President]

RIE-II